EXHIBIT 12

AFLAC INCORPORATED AND SUBSIDIARIES
Ratio of Earnings to Fixed Charges

(In thousands)	Three Months Ended		Nine Months Ended
	September 30,		September 30,

	2002	2001	2002	2001

Fixed charges:
Interest expense	$5,340	$4,900	$14,488	$14,622
Rental expense deemed interest	138	102	392	323
Interest on investment-type contracts	709	338	1,793	818

Total fixed charges	$6,187	$5,340	$16,673	$15,763

Earnings before income tax	$357,295	$294,252	$964,286	$817,330
Add back:
Fixed charges	6,187	5,340	16,673	15,763

Total earnings before income
tax and fixed charges	363,482	299,592	980,959	833,093

Adjustments:
Realized (gains)/losses	3,397	27,314	13,688	32,269
Change in fair value of the interest
component of cross-currency swaps	(33,782)	(37,726)	(42,767)	(19,207)

Total earnings before income
tax and fixed charges, as adjusted	$333,097	$289,180	$951,880	$846,155

Earnings before income tax
and fixed charges	58.7x	56.1x	58.8x	52.9x

Earnings before income tax
and fixed charges, as adjusted	53.8x	54.2x	57.1x	53.7x

EXH 12-1